EXHIBIT 99.1

Brookfield Corporation Reports Strong Second Quarter Results and Announces Three-for-Two Stock Split

Distributable Earnings Before Realizations Increased 13% to $1.3 billion or $0.80 Per Share

Over $55 billion of Asset Monetizations Since the Beginning of The Year

Deployable Capital Increases to a Record $177 billion

BROOKFIELD, NEWS, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended June 30, 2025.

Nick Goodman, President of Brookfield Corporation, said, “We had strong financial performance in the second quarter supported by the continued positive momentum across our core businesses and a significant increase in monetization activity. To date this year, we had over $55 billion of asset monetizations diversified across asset class and geography, returning substantial capital to our investors at excellent returns.”

He continued, “With a record $177 billion of deployable capital and an increasingly constructive market backdrop, we are well-positioned to capitalize on investment opportunities, drive strong organic earnings growth, and deliver 15%+ returns on a per share basis to our shareholders over the long term.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 13% over the prior year quarter.

UNAUDITED For the periods ended June 30	Three Months Ended		Last Twelve Months Ended
(US$ millions, except per share amounts)	2025	2024	2025	2024
Net income (loss) of consolidated business[1]	$1,055	$(285)	$2,889	$3,403
Net income attributable to Brookfield shareholders[2]	272	43	841	1,074
Distributable earnings before realizations[3]	1,253	1,113	5,311	4,379
– Per Brookfield share[3]	0.8	0.71	3.36	2.77
Distributable earnings[3]	1,385	2,127	5,865	5,805
– Per Brookfield share[3]	0.88	1.35	3.71	3.67

See endnotes on page 9.

Total consolidated net income was $1.1 billion for the quarter and $2.9 billion for the last twelve months (“LTM”). Distributable earnings before realizations were $1.3 billion ($0.80/share) for the quarter and $5.3 billion ($3.36/share) for the last twelve months.

Our asset management business generated a 16% increase in fee-related earnings compared to the prior year quarter, supported by continued fundraising momentum across our diversified fund offerings.

Wealth solutions delivered strong financial results, benefiting from strong investment performance and disciplined capital deployment.

Our operating businesses continue to generate resilient and stable cash flows, supported by strong underlying operating fundamentals.

During the quarter and LTM, earnings from realizations were $132 million and $554 million, with total DE for the quarter and the LTM of $1.4 billion ($0.88/share) and $5.9 billion ($3.71/share), respectively.

Operating Highlights

Distributable earnings before realizations were $1.3 billion ($0.80/share) for the quarter and $5.3 billion ($3.36/share) over the last twelve months, representing an increase of 13% on a per share basis over the prior year quarter. Total distributable earnings were $1.4 billion ($0.88/share) for the quarter and $5.9 billion ($3.71/share) over the last twelve months.

Asset Management:

  DE was $650 million ($0.41/share) in the quarter and $2.7 billion ($1.72/share) over the LTM.
  Total inflows were $22 billion during the quarter, including over $5 billion from our retail and wealth solutions clients. With final closes anticipated for our fifth vintage flagship opportunistic real estate strategy and second vintage global transition strategy, we expect strong fundraising momentum to continue into the second half of 2025.
  Fee-bearing capital grew to $563 billion and resulted in fee-related earnings of $676 million, an increase of 10% and 16%, respectively, over the prior year quarter.

Wealth Solutions:

  DE was $391 million ($0.25/share) in the quarter and $1.6 billion ($1.02/share) over the LTM.
  We originated over $4 billion of retail and institutional annuity sales during the quarter, increasing insurance assets to $135 billion.
  This quarter, we deployed $3.5 billion into Brookfield managed strategies across our portfolio at an average net yield of 8%. Our investment portfolio generated an average yield of 5.8%, allowing us to maintain strong spread earnings which were 1.8% higher than the average cost of funds.
  We ended the quarter with a strong liquidity and capital position, with total group capital of approximately $16 billion4.
  Last week, we announced the acquisition of Just Group, a U.K. leader in pension risk transfer solutions, building on the foundation established with the successful licensing and launch of our U.K. business earlier this year, enabling us to scale faster in a high-growth market and expand our geographical footprint. With this acquisition, our insurance assets are expected to grow by approximately $40 billion, significantly accelerating the growth of the business.

Operating Businesses:

  DE was $350 million ($0.22/share) in the quarter and $1.7 billion ($1.07/share) over the LTM.
  Cash distributions from our operating businesses were supported by strong underlying fundamentals and resilient operating earnings.
  We signed a landmark agreement with Google to deliver up to 3,000 megawatts of hydroelectric capacity across the U.S., a first of its kind partnership that demonstrates our relationships with the world’s largest buyers of power.
  In our real estate business, despite short-term softness in North American residential, fundamentals continue to strengthen. We signed nearly 4 million square feet of office and retail leases during the quarter, reflecting both strong tenant demand and limited availability for our premium space. Our core office and retail portfolio are 94% and 97% leased, respectively. For the limited remaining space we have, we are actively engaged in leasing discussions at rents significantly above expiring levels.

Earnings from the monetization of mature assets were $132 million ($0.08/share) for the quarter and $554 million ($0.35/share) over the LTM.

  To date this year, we sold over $55 billion of asset sales across the business, including over $35 billion since last quarter. Substantially all sales were completed at or above our carrying values, monetizing significant value for our clients at attractive returns.
  Monetization activity since last quarter included $12 billion of real estate assets, including the single largest real estate transaction in Australia ever, approximately $9 billion of infrastructure assets, including one of the U.K.’s largest port businesses, nearly $6 billion of renewable assets reflecting sustained global demand for renewables, and approximately $9 billion in other diversified assets across our operating businesses.
  We realized $129 million of carried interest into income as a result of this activity, and importantly moved a number of our funds closer to carried interest realization.
  Total accumulated unrealized carried interest was $11.3 billion at quarter end, net of $487 million realized into income over the LTM. As we continue to see momentum in transaction activity, we expect to realize significant carried interest into income over the next few years.

We ended the quarter with a record $177 billion of capital available to deploy into new investments.

  We have record deployable capital of $177 billion, which includes $71 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business.
  Our balance sheet remains conservatively capitalized. Our corporate debt at the Corporation has a weighted-average term of 14 years, and today, we have no maturities through the end of 2025.
  We maintained strong access to the capital markets and executed $94 billion of financings so far this year, including $53 billion of financings this quarter, further bolstering our capital structure and liquidity. A few recent highlights include:
    Brookfield Renewable Partners issued C$250 million of 30-year notes, Brookfield Infrastructure Partners issued $250 million of 30-year subordinated notes and Brookfield Asset Management completed its inaugural offering and issued $750 million of 10-year senior notes. All three offerings were met with strong investor demand reflecting market confidence in each business.
    In our renewable power and transition business, we secured €6.3 billion in project financing for our offshore wind development in Poland, our largest project financing done to date within this business.
    In our private equity business, we raised approximately $2.1 billion of debt for our modular leasing services platform, completed a refinancing for $1.2 billion at our advanced energy storage business, and completed a $900 million repricing for our electric heat tracing manufacturer business.
    In real estate, we successfully refinanced a $2.4 billion five-year loan for the world’s largest open- air shopping center in the U.S., and refinanced a hotel in downtown Toronto for C$425 million, fully repatriating all our equity and more, while retaining 100% ownership of the asset. We also issued €300 million of high-yield bonds through our German office REIT, reflecting increasing lender appetite for office financings.
  During the quarter, we returned $432 million of capital to our shareholders via regular dividends and share repurchases. Since last quarter, we repurchased over $300 million of Class A shares in the open market at an average price of $49.03, which represents a 52% discount to our view of intrinsic value at quarter end of $101.52.

Three-for-Two Stock Split

The Board of Directors approved a three-for-two stock split of the outstanding Brookfield Corporation Class A Limited Voting Shares (“Class A Shares”). Brookfield Corporation is undertaking the stock split to ensure its shares remain accessible to individual shareholders and to improve the liquidity of the shares. Importantly, the stock split is not dilutive to shareholders.

The stock split will be implemented by way of a stock dividend which will be payable on October 9, 2025, to shareholders of record at the close of business on October 3, 2025. Each shareholder will receive one-half of a Class A Share for each Brookfield Corporation Class A and Class B Limited Voting Share held by them (i.e. one additional share for every two shares held). Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on October 3, 2025.

From market open on Friday, October 3, 2025 and until market close on Thursday, October 9, 2025, both trading days inclusive, the Class A Shares will trade on a due bill basis on the Toronto Stock Exchange and the New York Stock Exchange. During this due bill trading period, the Class A Shares will carry the right to receive the additional shares to be issued in connection with the stock dividend. From market open on Friday, October 10, 2025, the post-split (ex-dividend) Class A Shares will commence trading on the Toronto Stock Exchange and the New York Stock Exchange.

Based on the manner in which the stock split will be implemented, no Canadian or U.S. federal income tax is expected to be payable by shareholders, except in the case of cash received in lieu of fractional shares.

Brookfield Wealth Solutions announced a concurrent three-for-two split of its class A exchangeable shares in order to maintain their economic equivalence to Brookfield Corporation’s Class A Shares.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.09 per share, payable on September 29, 2025 to shareholders of record as at the close of business on September 12, 2025. The first dividend payable post-split will occur on December 31, 2025, subject to Board approval. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		June 30 2025		December 31 2024
Assets
Cash and cash equivalents		$13,703		$15,051
Other financial assets		29,968		25,887
Accounts receivable and other		51,645		40,509
Inventory		9,259		8,458
Equity accounted investments		72,179		68,310
Investment properties		90,910		103,665
Property, plant and equipment		155,640		153,019
Intangible assets		39,946		36,072
Goodwill		38,664		35,730
Deferred income tax assets		4,154		3,723
Total Assets		$506,068		$490,424

Liabilities and Equity
Corporate borrowings		$14,973		$14,232
Accounts payable and other		65,932		60,223
Non-recourse borrowings of managed entities		235,661		220,560
Subsidiary equity obligations		3,395		4,759
Deferred income tax liabilities		24,462		25,267
Equity
Non-controlling interests	$115,049		$119,406
Preferred equity	4,103		4,103
Common equity	42,493	161,645	41,874	165,383
Total Equity		161,645		165,383
Total Liabilities and Equity		$506,068		$490,424

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited	Three Months Ended		Six Months Ended
For the periods ended June 30 (US$ millions, except per share amounts)	2025	2024	2025	2024
Revenues	$18,083	$23,050	$36,027	$45,957
Direct costs[1]	(11,381)	(16,717)	(22,376)	(33,288)
Other income and gains	30	244	618	484
Equity accounted income	467	825	986	1,511
Interest expense
– Corporate borrowings	(188)	(181)	(367)	(354)
– Non-recourse borrowings
Same-store	(4,092)	(3,995)	(8,005)	(7,950)
Dispositions, net of acquisitions[2]	296	—	483	—
Upfinancings[2]	(269)	—	(525)	—
Corporate costs	(20)	(19)	(38)	(36)
Fair value changes	797	(753)	(27)	(595)
Depreciation and amortization	(2,534)	(2,435)	(4,989)	(4,910)
Income tax	(134)	(304)	(517)	(585)
Net income (loss)	1,055	(285)	1,270	234
Net (income) loss attributable to non-controlling interests	(783)	328	(925)	(89)
Net income attributable to Brookfield shareholders	$272	$43	$345	$145
Net income per share
Diluted	$0.15	$—	$0.17	$0.04
Basic	0.15	—	0.18	0.04
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from dispositions, net of acquisitions, and upfinancings completed over the twelve months ended June 30, 2025.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30	Three Months Ended		Last Twelve Months Ended
(US$ millions)	2025	2024	2025	2024
Asset management	$650	$636	$2,722	$2,540
Wealth solutions	391	292	1,606	1,000
BEP	113	107	440	421
BIP	89	84	346	327
BBU	6	9	29	36
BPG	140	172	872	735
Other	2	(1)	7	(45)
Operating businesses	350	371	1,694	1,474
Corporate costs and other	(138)	(186)	(711)	(635)
Distributable earnings before realizations[1]	1,253	1,113	5,311	4,379
Realized carried interest, net	129	51	487	428
Disposition gains from principal investments	3	963	67	998
Distributable earnings[1]	$1,385	$2,127	$5,865	$5,805
1. Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30	Three Months Ended		Last Twelve Months Ended
(US$ millions)	2025	2024	2025	2024
Net income (loss)	$1,055	$(285)	$2,889	$3,403
Financial statement components not included in DE:
Equity accounted fair value changes and other items	1,321	444	3,879	2,468
Fair value changes and other	(652)	797	2,081	2,840
Depreciation and amortization	2,534	2,435	9,816	9,583
Disposition gains in net income	(203)	(110)	(1,694)	(4,736)
Deferred income taxes	(262)	(55)	(663)	(753)
Non-controlling interests in the above items[1]	(2,577)	(2,233)	(11,028)	(8,610)
Less: realized carried interest, net	(129)	(51)	(487)	(428)
Working capital, net	166	171	518	612
Distributable earnings before realizations[2]	1,253	1,113	5,311	4,379
Realized carried interest, net[3]	129	51	487	428
Disposition gains from principal investments	3	963	67	998
Distributable earnings[2]	$1,385	$2,127	$5,865	$5,805

  DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended June 30 (millions, except per share amounts)	2025	2024	2025	2024
Net income (loss)	$1,055	$(285)	$2,889	$3,403
Non-controlling interests	(783)	328	(2,048)	(2,329)
Net income attributable to shareholders	272	43	841	1,074
Preferred share dividends[1]	(42)	(42)	(166)	(168)
Net income available to common shareholders	230	1	675	906
Dilutive impact of exchangeable shares of affiliate	3	—	12	9
Net income available to common shareholders including dilutive
impact of exchangeable shares	$233	$1	$687	$915
Weighted average shares	1,496.2	1,509.6	1,504.0	1,532.6
Dilutive effect of conversion of options and escrowed shares
using treasury stock method[2] and exchangeable shares of affiliate[3]	76.5	26.4	77.8	49.9
Shares and share equivalents	1,572.7	1,536.0	1,581.8	1,582.5
Diluted earnings per share	$0.15	$—	$0.43	$0.58
  Excludes dividends paid on perpetual subordinated notes of $2 million (2024 – $2 million) and $10 million (2024 – $10 million) for the three and twelve months ended June 30, 2025, which are recognized within net income attributable to non-controlling interests.
  Includes management share option plan and escrowed stock plan.
  Due to its anti-dilutive effect on EPS for the three months ended June 30, 2024, the exchange of BWS Class A shares has been excluded from the diluted EPS calculation.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended June 30, 2025, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended June 30, 2025, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Corporation’s 2025 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media- server.com/register/BI3090be8727434df389d7c6ef39424295. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/ p/fm67q8c9. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 7, 2026. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/ fm67q8c9.

About Brookfield Corporation
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures
This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We may make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We may make reference to Net Operating Income (“NOI”), which refers to our share of the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes
________________________________________

  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures section on page 9.
  Total group capital of approximately $16 billion includes capital within insurance subsidiaries of $13.4 billion calculated on an aggregate basis, one quarter in arrears, and in accordance with applicable insurance regulations. It also includes $2.5 billion of capital in group holding companies.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives and the impact of acquisitions and dispositions on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.